PINNACLE AIRLINES CORP.
One Commerce Square
40 South Main Street
Memphis, TN 38103

September 6, 2012

Loan Lauren P. Nguyen
Special Counsel
United States Securities and Exchange Commission
Washington, DC  20549

Re:         Pinnacle Airlines Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed May 31, 2012
File No. 001-31898

Dear Lauren:

I am writing to respond to your letter to our former CEO dated August 27, 2012:

Signatures

1.	The Form 10-K was signed by the person acting in the capacity as our Principal Financial Officer. Future filings will indicate that they are being signed by the Principal Financial Officer.

Certifications

1.
The certifications filed with the Form 10-K were also signed by the person acting as our Principal Financial Officer.  Future certifications filed with the Form 10-K will indicate that they are being signed by the Principal Financial Officer.

Pinnacle Airlines Corp. is responsible for the adequacy and accuracy of all disclosures in the filing of the Form 10-K and understands the Commission will take action as necessary with respect to the filing regardless of the staff comments or changes to the disclosure in response to staff comments.  Pinnacle Airlines Corp. understands that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

            /s/ Brian T. Hunt________
Brian T. Hunt
Senior Vice President and General Counsel
Pinnacle Airlines Corp.